SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/12/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,909,136

8. SHARED VOTING POWER
1,469,757

9. SOLE DISPOSITIVE POWER
1,909,136
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,469,757


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,378,893 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.97%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,909,136

8. SHARED VOTING POWER
1,469,757

9. SOLE DISPOSITIVE POWER
1,909,136
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,469,757


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,378,893 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.97%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,909,136

8. SHARED VOTING POWER
1,469,757

9. SOLE DISPOSITIVE POWER
1,909,136
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,469,757


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,378,893 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.97%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,909,136

8. SHARED VOTING POWER
1,469,757

9. SOLE DISPOSITIVE POWER
1,909,136
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,469,757


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,378,893 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.97%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed July 27, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on 11/9/16, there were 67,964,916 shares of common stock outstanding as of 11/8/16. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of December 12, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 3,378,893 shares of WHLR (representing 4.97% of WHLR's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 3,378,893 shares of WHLR include 1,909,136 shares (representing 2.81% of WHLR's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control:
Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 3,378,893 shares of WHLR beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,469,757 shares (representing 2.17% of WHLR's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,909,136 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,469,757 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of WHLR's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 11/14/16 the following shares of WHRL were sold:

Date			Shares		Price
11/14/16		(8,998)		1.7044
11/16/16		(2,286)		1.6883
11/17/16		(20,400)	1.6813
11/22/16		(2,737)		1.6709
11/23/16		(3,050)		1.6800
11/28/16		(8,003)		1.6801
11/29/16		(600)		1.6717
11/30/16		(9,782)		1.6700
12/01/16		(135,019)	1.6333
12/02/16		(51,853)	1.6206
12/05/16		(11,090)	1.6007
12/06/16		(1,300)		1.6000
12/07/16		(19,576)	1.6012
12/08/16		(4,236)		1.6000
12/09/16		(8,174)		1.6210
12/12/16		(29,700)	1.6058


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/13/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.